FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

                [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

         [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

PRESS RELEASE

On 11th May 2007, NBG launched and priced a EUR 1.5 billion, 2 year Floating Rate Note (FRN), through its U.K. subsidiary NBG Finance plc. The Note bears a coupon of 3 month Euribor + 8 b.p. and was priced at a re-offer spread of 3 month Euribor + 11 bp. The issue will be traded in the Luxembourg Exchange.

The issue attracted substantial interest from institutional investors across Europe, resulting in a heavily oversubscribed order book of €3.2 billion. This issue represented NBG’s inaugural benchmark senior transaction in the international markets.

This press release does not constitute an offer for sale of the Securities in the United States or in any other jurisdiction. The Securities have not been and will not be registered under the US. Securities Act of 1933, as amended (the “Securities Act”). The Securities are being offered outside the United States in accordance with Regulation S under the Securities Act (“Regulation S”) and may not be offered, sold or delivered within the United States or to or for the account or benefit of, US. persons (as defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This press release is directed only at persons who (i) are outside the United Kingdom or (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “relevant persons”). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

STABILISATION/FSA

Athens, 14 May, 2007

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 15th May, 2007
Vice Chairman — Deputy Chief Executive Officer